[redacted]

Burnet,
Duckworth
& Palmer LLP
Law Firm

08006227

COPY

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-05745
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-24

Via Courier

November 14, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

SEC
Mail Processing
Section

NOV 17 2008

Washington, DC
101

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated November 13, 2008;

2. Interim Financial Statements for the Third Quarter Ended September 30, 2008;

3. Interim MD&A for the Third Quarter Ended September 30, 2008;

4. Form 52-109F2 – Certification of Interim Filings – CEO dated November 14, 2008; and

5. Form 52-109F2 – Certification of Interim Filings – CFO dated November 14, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

PROCESSED
DEC 16 2008
THOMSON REUTERS

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

G:\058383\0024\Letter to Sec and Exch Comm 05.doc

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-05745
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-24

Via Courier

SEC
Mail Processing
Section

NOV 17 2008

Washington, DC
101

November 14, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated November 13, 2008;
2. Interim Financial Statements for the Third Quarter Ended September 30, 2008;
3. Interim MD&A for the Third Quarter Ended September 30, 2008;
4. Form 52-109F2 – Certification of Interim Filings – CEO dated November 14, 2008; and
5. Form 52-109F2 – Certification of Interim Filings – CFO dated November 14, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

Enclosures

cc: Peter Scott, Rock Energy Inc.

G:\058383\0024\Letter to Sec and Exch Comm 05.doc

ROCK ENERGY INC.

Interim Consolidated Balance Sheets

September 30, 2008 and December 31, 2007
(unaudited)

(all amounts in '000)	**September 30, 2008**	December 31, 2007
Assets		
Current Assets:		
Accounts receivable	**$14,712**	$8,473
Prepaids and deposits	**1,125**	1,383
	15,837	9,856
Property, plant and equipment (note 3)	**136,175**	114,891
Goodwill	**-**	5,748
	$152,012	$130,495
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$20,333**	$11,523
Bank debt (note 7)	**30,407**	27,405
	50,740	38,928
Future tax liability	**5,996**	1,533
Asset retirement obligation (note 8)	**4,400**	3,840
Shareholders' Equity:		
Share capital (note 5)	**81,611**	81,600
Contributed surplus (note 5)	**3,218**	2,521
Retained earnings	**6,047**	2,073
	90,876	86,194
	$152,012	$130,495

Commitments (note 10)
See accompanying notes to unaudited interim consolidated financial statements.

Approved by the Board:

signed "James K. Wilson" signed "Allen J. Bey"

James K. Wilson, Director

Allen J. Bey, Director

ROCK ENERGY INC.

Interim Consolidated Statements of Income, Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended Sept 30, 2008**	Three months ended Sept 30, 2007	**Nine months ended Sept 30, 2008**	Nine months ended Sept 30, 2007
Revenues				
Oil and gas revenue	**$24,424**	$8,106	**$64,474**	$24,918
Royalties	**(5,196)**	(1,660)	**(13,728)**	(5,018)
Other income	**8**	18	**56**	67
	19,236	6,464	**50,802**	19,967
Expenses:				
Operating	**4,243**	2,238	**11,902**	6,906
General and administrative	**687**	528	**2,245**	1,784
Interest	**385**	278	**1,234**	740
Stock based compensation (note 6)	**312**	207	**919**	715
Goodwill impairment (note 3)	**5,748**	-	**5,748**	-
Depletion, depreciation and accretion	**7,116**	3,053	**20,304**	9,074
	18,491	6,304	**42,352**	19,219
Income before taxes	**745**	160	**8,450**	748
Taxes				
Provincial capital tax	**15**	23	**100**	83
Future income taxes (note 9)	**1,996**	122	**4,376**	394
Net income (loss) and comprehensive income for the period	**(1,266)**	15	**3,974**	271
Retained earnings, beginning of period	**7,313**	1,768	**2,073**	1,512
Retained earnings, end of period	**$6,047**	$1,783	**$6,047**	$1,783
Earnings (loss) per share (note 5)				
Basic	**($0.05)**	$0.00	**$0.15**	$0.01
Diluted	**($0.05)**	$0.00	**$0.15**	$0.01

See accompanying notes to unaudited interim consolidated financial statements.

ROCK ENERGY INC.

Interim Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended Sept 30, 2008**	Three months ended Sept 30, 2007	**Nine months ended Sept 30, 2008**	Nine months ended Sept 30, 2007
Cash provided by (used in):				
Operating:				
Net income (loss) for the period	**($1,266)**	$15	**$3,974**	$271
Asset retirement expenditures	**-**	-	**(90)**	-
Add: Non-cash items:				
Goodwill impairment	**5,748**	-	**5,748**	-
Depletion, depreciation and accretion	**7,116**	3,053	**20,304**	9,074
Stock-based compensation	**312**	207	**919**	715
Future income taxes	**1,996**	122	**4,376**	394
	13,906	3,397	**35,231**	10,454
Changes in non-cash working capital	**3,476**	593	**98**	(1,286)
	17,382	3,990	**35,329**	9,168
Financing:				
Issuance of common shares	**81**	12,144	**81**	12,185
Repurchase of stock options	**(198)**	-	**(205)**	(51)
Bank debt	**(2,524)**	2,568	**3,002**	7,344
	(2,641)	14,712	**2,878**	19,478
Investing:				
Property, plant and equipment	**(18,323)**	(8,351)	**(42,160)**	(18,087)
Disposition of property, plant and equipment	**149**	-	**1,243**	-
Acquisition of property, plant and equipment (note 2)	**-**	(12,644)	**-**	(12,644)
Changes in non-cash working capital	**3,433**	2,293	**2,710**	2,085
	(14,741)	(18,702)	**(38,207)**	(28,646)
Change in cash	**-**	-	**-**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**$-**	$-	**$-**	$-
Interest and cash taxes paid and received:				
Interest paid	**$385**	$278	**$1,234**	$740
Provincial capital taxes paid	**$15**	$23	**$79**	$128

See accompanying notes to unaudited interim consolidated financial statements.

For the Period Ended September 30, 2008 (all amounts in '000 except per share amounts)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2007 except as disclosed in note 1 below. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007. Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates.

1. Changes in Accounting Policies

Capital Disclosures:

On January 1, 2008, the Company adopted the new standards for Capital Disclosures requiring disclosures regarding an entity's objectives, policies, and processes for managing capital. These disclosures include a description of what the Company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company's management of capital, whether the requirements have been complied with, or consequences of non-compliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative data about capital and whether the Company has complied with all capital requirements are also required (see note 12).

Financial Instruments – Disclosures and Presentation:

On January 1, 2008, the Company adopted the new standards relating to "Financial Instruments – Disclosures" and "Financial Instruments – Presentation", which replaced the previous standard "Financial Instruments – Disclosure and Presentation". The new disclosure standard outlines the disclosure requirements for financial instruments and non-financial derivatives. The guidance prescribes an increased importance on risk disclosures associated with recognized and unrecognized financial instruments and how such risks are managed. Specifically, it requires disclosure of the significance of financial instruments for a company's financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments. The new presentation standard requirements are relatively unchanged from the previous presentation requirements.

2. Acquisition of Greenbank Energy Ltd.

On September 28, 2007 the Company acquired a private company for cash and shares of the Company. The acquisition has been accounted for using the purchase method and the results of operations for the transaction are included in the financial statements as of the fourth quarter 2007.

The purchase price equation is as follows:

Property, plant and equipment	$28,127
Bank debt	(5,537)
Working capital deficiency	(330)
Asset retirement obligation	(761)
Future income tax asset	2,963
	$24,462
Consideration paid:	
Cash from private placement	$12,144
Common shares (3,143,167 issued)	11,818
Transaction costs funded by working capital	500
	$24,462

3. Property, Plant and Equipment

	September 30, 2008	December 31, 2007
Petroleum and gas properties	$191,725	$150,408
Other assets	1,436	1,354
	193,161	151,762
Accumulated depletion and depreciation	(56,986)	(36,871)
	$136,175	$114,891

At September 30, 2008, the depletable base for the petroleum and gas properties included $7,357 (December 31, 2007 - $14,404) of future development costs and excluded $15,278 (December 31, 2007 – $13,380) of unproved property costs.

During the nine months ended September 30, 2008, $1,192 (September 30, 2007 – $1,414) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

Goodwill of $5,748 was written off due to the application of a market based impairment test as at September 30, 2008. The Company does not have any impairment related to its property, plant and equipment.

4. Risk Management and Financial Instruments:

Commodity Price Risk:

Due to the volatile nature of commodity prices the Company is potentially exposed to adverse consequences if commodity prices decline. However, if commodity prices are hedged potential upside gains may also be forfeited. As of September 30, 2008 the Company did not have any commodity price contracts. A $1.00 per barrel change in the price the Company would have received for its oil and natural gas liquids production is estimated to result in a $92 change in third quarter 2008 net loss. A $0.25 per mcf change in the price the Company would have received for its gas production is estimated to result in a $127 change in third quarter 2008 net loss.

Foreign Currency Exchange Risk:

The Company is exposed to foreign currency fluctuations as crude oil and gas prices received are referenced in U.S. dollar denominated prices. As of September 30, 2008 the Company did not have any foreign currency exchange contracts in place. A $0.01 change in the Canadian US dollar exchange rate is estimated to result in a $156 change in third quarter 2008 net loss.

Credit Risk:

Substantially all of the accounts receivable are with customers, joint venture partners and oil and gas marketers and are subject to normal industry credit risks. Receivables from customers and joint venture partners are generally collected within one to three months. The Company attempts to mitigate this risk by entering into transactions with long-standing and reputable organizations and by obtaining partner approval of significant capital expenditures and payment of cash advances wherever possible. Further risk exists with joint venture partners as disagreements occasionally arise and may increase the potential for non-collection. Currently, there is no indication that amounts are non-collectable thus, an allowance has not been set up. Receivables related to oil and gas marketers are normally collected on the 25th day of the month following production. To mitigate the risk on these receivables the Company will predominately establish relationships with large marketers who have strong credit ratings and solid reputations. Historically, the Company has not experienced any issues in collecting from its oil and gas marketers. As at September 30, 2008 the Company's receivables consisted of $8,846 (December 31, 2007 - $4,132) from joint venture partners, $5,007 (December 31, 2007 - $3,228) from oil and gas marketers, and $859 (December 31, 2007 - $1,113) of other trade receivables.

Fair Value of Financial Instruments:

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of the financial assets and liabilities included in the balance sheet approximate their carrying amounts.

Interest Rate Risk:

The Company is exposed to interest rate risk to the extent that bank debt is at a floating or short term rate of interest. The Company does not have any financial or interest rate contracts in place as of September 30, 2008. A 1% change to the floating or short term interest rates is estimated to result in a $54 change in third quarter 2008 net loss.

5. Share Capital and Contributed Surplus

(a) Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value of which none have been issued.

(b) Common Shares issued:

	Number	Amount
Issued and outstanding on December 31, 2006	19,637,321	$57,326
Issued for flow-through shares (i)	10,007	42
Issued in private placement	2,998,623	12,144
Issued for property acquisitions	3,143,167	11,818
Issued for flow-through shares (ii)	88,524	270
Issued and outstanding on December 31, 2007	25,877,642	81,600
Future tax effect of flow-through share renouncements (ii)	-	(87)
Issued on exercise of stock options	13,334	59
Issued for flow-through shares (i)	8,867	39
Issued and outstanding on September 30, 2008	25,899,843	$81,611

(i) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company.

(ii) The Company issued flow-through shares to new management appointees. By February 29, 2008 all of the renouncements were made.

(c) Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average common shares outstanding for the following periods were:

- Three months ended September 30, 2008: 25,885,943 (September 30, 2007 - 19,781,824) and
- Nine months ended September 30, 2008: 25,880,429 (September 30, 2007 - 19,686,018).

In computing the diluted per share amount for the three and nine month periods ended September 30, 2008 the following shares were added to the weighted average number of common shares outstanding for the dilutive effect of employee stock options:

- Three months ended September 30, 2008: 269,000 (September 30, 2007 - 9,626) and
- Nine months ended September 30, 2008: 126,265 (September 30, 2007 - 3,367).

(d) Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at September 30, 2008.

	Number of Options	Weighted Average Exercise Price
December 31, 2006	1,767,277	$4.19
Granted	1,258,366	$2.79
Exercised	(82,485)[1]	$3.49
Forfeited	(286,890)	$4.23
Expired	(348,446)	$4.36
December 31, 2007	2,307,822	$3.42
Granted	326,532	$3.39
Exercised	(198,240)[2]	$3.26
Forfeited	(81,334)	$3.31
Expired	(359,915)	$4.60
September 30, 2008	1,994,865	$3.22

(1) Options were put back to the Company for the in-the-money gain.
(2) 184,906 options were put back to the Company for the in-the-money gain.

		Outstanding Options		Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$2.43 - $3.43	1,593,201	$2.85	2.1	121,052	$3.19
$3.81 - $5.11	401,664	$4.71	1.2	240,332	$4.83
	1,994,865	$3.22	1.9	361,384	$4.28

(e) Contributed Surplus:

	Nine months ended September 30, 2008	Year ended December 31, 2007
Opening balance	$2,521	$1,641
Stock based compensation expense	919	931
Transfer to share capital on exercise of options	(17)	-
Repurchase of stock options	(205)	(51)
Closing balance	$3,218	$2,521

6. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of 326,532 common share options granted during the nine months ended September 30, 2008 was estimated to be $512. The fair value of these common share options as at the grant date is determined using the Black-Scholes option pricing model with the following assumptions.

Risk free interest rate:	4.75% – 5.25%	Expected volatility:	65%
Expected life:	3 year average	Expected dividend yield:	0%

7. Bank Debt

The Company has a demand operating credit facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at September 30, 2008 is $51 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by February 29, 2009.

8. Asset Retirement Obligation

The asset retirement obligation results from net ownership interests in petroleum and gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at September 30, 2008 at approximately $7,713 (December 31, 2007 - $6,474). A credit adjusted risk free rate of 8% (September 30, 2007 – 8%) and an inflation rate of 1.5% (September 30, 2007 – 1.5%) were used to calculate the fair value of the asset retirement obligation. These obligations are expected to be incurred from the current year through to 2028 and are expected to be funded through general corporate funds at the time of retirement.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	Nine months ended September 30, 2008	Year ended December 31, 2007
Opening balance	$3,840	$2,094
Liabilities incurred/acquired during period	499	1,592
Accretion	189	154
Dispositions and change in estimate	(38)	-
Actual retirement expenditures	(90)	-
Closing balance	$4,400	$3,840

9. Income Taxes

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 30.0% (September 30, 2007: 32.50%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	Nine months ended Sept 30, 2008	Nine months ended Sept 30, 2007
Income before taxes	$8,450	$748
Statutory income tax rate	30.0%	32.5%
Expected income taxes	2,535	243
Add (deduct):		
Stock-based compensation	276	232
Goodwill impairment	1,724	-
Change in rate	(316)	(183)
Other	157	102
Future income taxes	$4,376	$394

10. Commitments

The Company has the following obligations with fixed terms:

	2008	2009	2010	2011	2012
Office lease premises	$207	$828	$828	$828	$552
Processing arrangements	$101	$360	$288	$238	$159

11. Capital Disclosures

In order to continue the Company's future exploration and development program, the Company must maintain a strong capital base. A strong capital base results in increased market confidence, an essential factor in maintain existing shareholders and in attracting new investors. The Company's commitment is to establish and maintain a strong capital base to enable the Company to access the equity and debt markets when deemed advisable. In order to maintain a strong capital base, the Company continually monitors the risk reward profile of its exploration and development projects and the economic indicators in the market including commodity prices, interest rates and foreign exchange rates. It then determines increases or decreases to its capital budget.

The Company considers shareholders equity, bank debt and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, through bank borrowings, that are based on reserves, and by building cash reserves by reducing its capital expenditure program. The components of the Company's capital base at September 30, 2008 and December 31, 2007 is presented below.

	September 30, 2008	December 31, 2007
Shareholders' equity	$90,876	$86,194
Bank debt	30,407	27,405
Working capital deficiency	4,496	1,667

The Company monitors its capital structure based primarily on its debt to annualized funds flow ratio. Debt includes bank debt plus or minus working capital. Annualized funds flow is calculated as funds flow from operations before changes in non-cash working capital from the Company's most recent quarter multiplied by four. The Company's strategy is to maintain this ratio at less than 1.5:1. This ratio may increase on a cyclical basis depending on the timing and nature of the Company's activities. To facilitate the management and control of this ratio, the Company prepares an annual operating and capital expenditure budget. The budget is updated when critical factors change. These factors include economic factors such as the state of equity markets, changes to commodity prices, interest rates and foreign exchange rates and non economic factors such as the Company's drilling results and its production profile. The Company's board of directors approves the budget and material changes thereto.

At September 30, 2008, the Company's debt to funds flow ratio was 0.6:1 compared to 0.6:1 at the end of the second quarter and 1.3:1 at the end of the first quarter of 2008. The ratio is generally higher at the end of the first and third quarters as they tend to be a high capital expenditure quarters (the first quarter due to winter access only operations and the third quarter due to post spring break-up activities). Whereas the second quarter is typically a low capital expenditure quarter due to spring break-up curtailing operations. The increased activity levels usually result in the Company carrying a higher debt load at the end of the first and third quarters, depending on actual commodity prices. The production additions from activities usually occur in the quarter following the operation and are expected to contribute to increase funds flow, subject to prevailing commodity prices.

The Company's share capital is not subject to external restrictions but the Company does have financial covenants in regards to its operating bank facility. The facility requires that the Company maintain a working capital ratio of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities. The Company would be considered in breach of its agreement if the working capital ratio was not maintained, unless consented to by the lender, in which case the bank may demand repayment of the loan.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, field netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Field netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated November 13, 2008 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year ended December 31, 2007.

Basis of Presentation

Certain financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income/(loss) or other measures of financial performance calculated in accordance with GAAP. The reconciliation between funds from operations and cash flow from operations for the three and nine months ended September 30, 2008 and 2007 is presented in the table below.

($ thousands)	3 Months Ended 09/30/08	3 Months Ended 09/30/07	9 Months Ended 09/30/08	9 Months Ended 09/30/07
Funds from operations	$13,906	$3,397	$35,231	$10,454
Changes in non-cash working capital	3,476	593	98	(1,286)
Cash flow from operations	$17,382	$3,990	$35,329	$9,168

Management uses certain industry benchmarks such as field netback to analyze financial and operating performance. Field netback has been calculated by taking oil and gas revenue less royalties, operating costs and transportation costs. This benchmark does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management considers field netback as an important measure to demonstrate profitability relative to commodity prices.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. The forward looking statements are provided to the reader to assist them in understanding our business. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the

availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

2008 Update

Rock issued guidance on August 13, 2008 for projected 2008 results. The Company is updating its guidance at this time to reflect lower commodity prices and a slightly lower capital budget. The reduction in capital reflects deferring 2 (0.6 net) West Central gas wells to 2009. In addition 2 (2.0 net) gas wells in the Plains core area have been postponed and instead 2 (2.0 net) heavy oil wells will be drilled. We now expect to drill 3 (3.0 net) heavy oil wells and 3 (1.75 net) gas wells in the fourth quarter of 2008. The heavy oil wells are expected to be on production later in the fourth quarter and the gas wells are expected to be on stream in the first quarter of 2009. These capital allocation changes are not expected to materially affect projected average production or exit rates for 2008. Since reporting second quarter results, commodity prices have declined significantly with overall slower economic activity and weakening demand. As a result we have lowered our projected oil and gas prices and projected a weaker Canadian dollar versus the US dollar from pervious guidance as indicated in the table below. With these forecast changes, funds from operations are projected to decrease 10% to $43 million ($1.66 per basic share) and year end debt levels are expected to rise to $38 million as the decrease in funds from operations is more than the decrease in capital expenditures. Debt to annualized fourth quarter funds from operations ratio is expected to be to 1.2:1. The table below provides Rock's previous and current guidance.

	Aug 13, 2008 Guidance	Nov 13, 2008 Guidance	Change
Period	2008	2008	2008
Production (boe/d)			
Annual	3,400 – 3,600	3,400 – 3,600	0%
Exit	4,300 – 4,500	4,300 – 4,500	0%
Funds from Operations			
Annual - $	$48 million	$43 million	(10)%
Annual - $per basic share	$1.85	$1.66	(10)%
Capital Budget			
Expenditures	$55 million	$52 million	(5)%
Gross Wells Drilled	35 – 37	34	(6)%
Total Year End Debt	$36 million	$38 million	6%
Pricing	(July to Dec)	(Oct – Dec)	
Oil – WTI	US$115.00/bbl	US$70.00/bbl	(39)%
Gas – AECO	$8.50/mcf	$7.00/mcf	(18)%
US/Cdn dollar	1.00	0.85	(18)%

2009 Guidance

The table below provides Rock's preliminary guidance for 2009. Given the current economic climate we have prepared a budget based on capital expenditures that are slightly higher than funds from operations in order to maintain a balance sheet that has projected debt to annualized funds from operations ratio for each quarter of 1:5:1.0 or less. Our capital budget has been designed taking into account the need for winter access operations at Saxon in our West Central core area and then the majority of our heavy oil operations in the Plains core area begin post spring break-up (usually late June). As a result we can monitor commodity prices and resulting funds flows and adjust our capital budget accordingly to scale up or down operations in each of these areas. We expect to drill 7 (3.30 net) gas wells in the West Central core area which includes 2 (1.50 net) gas wells in Saxon. The Saxon wells should be on stream in the second quarter of 2009 and additional compression has been budgeted for this area. The remaining gas wells are expected to be drilled in Elmworth and the greater Kaybob area. Currently we have budgeted 28 (28.0

net) heavy oil wells most of which are to be drilled in the last half of 2009. Land and seismic expenditures have been budgeted at $4 million.

Commodity prices have been forecasted to be the same as the fourth quarter of 2008 as indicated in the table below. Royalty rates are projected to increase under the new Alberta royalty regime to be approximately 26% based on our commodity price assumptions. Operating costs are expected to decrease about 10% from 2008 levels at $12.15 per boe as lower fuel costs (due to lower commodity prices) and the absence of Saxon start-up costs are expected to offset cost increases in other areas. G&A costs are expected to fall on a per boe basis to approximately $2.00 with increased production. Absolute interest costs are expected to rise with higher average debt levels for the year but fall on a per boe basis with increased production.

The planned activities and assumptions outlined above result in a $37.5 million capital budget from which we are projecting 2009 annual production to increase 20% over 2008 levels and funds from operations of $33 million ($1.28 per basic share). Funds from operations are projected to decrease 23% from 2008 levels due to overall lower commodity prices and higher royalty rates. Debt levels are projected to increase $4.5 million to $42.5 million however the ratio of debt to annualized funds from operations for each quarter is expected to be 1.5:1 or less, and ending in the fourth quarter at 1.2:1. The table below provides our 2009 guidance.

	Nov 13, 2008 Guidance
Period	*2009*
Production (boe/d)	
Annual	*4,100 – 4,300*
Exit	*4,400 – 4,600*
Funds from Operations	
Annual - $	*$33 million*
Annual - $per basic share	*$1.28*
Capital Budget	
Expenditures	*$37.5 million*
Gross Wells Drilled	*35*
Total Year End Debt	*$42.5million*
Pricing	*(Jan – Dec)*
Oil – WTI	*US$70.00/bbl*
Gas – AECO	*$7.00/mcf*
US/Cdn dollar	*0.85*

Production

Production by Product	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Gas (mcf/d)	10,141	3,669	176%	9,483	3,549	167%
Oil (bbl/d)	171	195	(12)%	201	218	(8)%
Heavy Oil (bbl/d)	1,393	1,079	29%	1,259	1,151	9%
NGL (bbl/d)	272	79	244%	219	78	181%
boe/d (6:1)	3,526	1,965	79%	3,260	2,039	60%

Production by Area	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
West Central Alberta (boe/d)	1,747	471	271%	1,598	508	215%
Plains (boe/d)	1,409	1,080	31%	1,295	1,152	13%
Other (boe/d)	370	415	(10)%	367	379	(3)%
boe/d (6:1)	3,526	1,965	79%	3,260	2,039	60%

Production for the periods ended September 30, 2008 have increased 60% or more over the same periods last year as new production was brought on stream in the Plains core area (primarily heavy oil), the West Central core area (primarily at Saxon (gas and NGLs) and at Elmworth (gas)) and due to the acquisition of Greenbank Energy Ltd. (acquired at the end of the third quarter of 2007). Production was up slightly compared to the second quarter of 2008 but the Company did experience premature water break-through in September on three of our new heavy oil wells as well as two third party plant outages at Saxon (14 days) and Elmworth (6 days) which temporarily reduced gas production form these areas.

Product Prices

Realized Product Prices	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Gas ($/mcf)	8.63	5.70	51%	9.32	7.16	30%
Oil ($/bbl)	115.38	75.29	53%	106.75	67.19	59%
Heavy Oil ($/bbl)	96.26	44.17	118%	84.46	40.64	108%
NGL ($/bbl)	88.61	61.47	44%	87.10	57.27	52%
boe (6:1)	75.27	44.85	68%	72.17	44.78	61%
Average Benchmark Prices						
Gas – Henry Hub Daily Spot (US$/mcf)	9.00	6.16	46%	9.68	6.97	39%
Gas – AECO C Daily Spot ($/mcf)	7.73	5.16	50%	8.64	6.55	32%
Oil – WTI Cushing (US$/bbl)	117.98	75.38	57%	113.29	66.19	71%
Oil – Edmonton light ($/bbl)	121.85	79.95	52%	115.14	72.99	58%
Heavy Oil – Lloydminster blend ($/bbl)	103.57	54.19	91%	94.30	50.34	87%
US$/Cdn$ exchange rate	0.960	0.957	0%	0.982	0.907	8%

Commodity prices peaked at the end of the second quarter of 2008 and have declined significantly since then. However compared to the prior year periods commodity prices are stronger for the third quarter and first nine months of 2008, partially offset by a strengthening Canadian dollar versus the US dollar. Heavy oil prices continue to benefit from a narrowing of the heavy oil to light oil price differential. Corporate heavy oil price differentials relative to Edmonton light oil price were 21% in the third quarter of 2008 compared to 28% in the second quarter of 2008, 33% in the first quarter of 2008 and 44% in 2007. The futures markets currently indicate that WTI prices should remain around US$60 per barrel for the rest of the year and US$65 per barrel for 2009. As the winter heating season approaches the gas market is focusing on US gas storage levels. The increase in US gas production partially offset by reduced LNG cargoes and lower Canadian gas exports compared to year ago levels has brought 2008 storage levels to slightly above five year averages and slightly below last year's levels. As a result winter weather and overall economic activity levels are likely to be strong drivers that will impact gas prices going forward. The futures markets are currently indicating that AECO pricing should remain around $7.40 per mcf for the rest of 2008 and around $7.80 per mcf for 2009. Rock has not hedged any of its commodity prices on production at this point in time.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income is primarily royalty income.

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Oil and Gas Revenue	$24,424	$8,106	201%	$64,474	$24,918	159%
Other Income	$8	$18	(56)%	$56	$67	(16)%

Higher production levels and higher commodity prices resulted in an increase to oil and gas revenue for the third quarter and first nine months of 2008 in comparison to the prior year periods.

Royalties

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Royalties	$5,196	$1,660	213%	$13,728	$5,018	174%
As percentage of oil and gas revenue	21.3%	20.5%	4%	21.3%	20.1%	6%
Per boe (6:1)	$16.02	$9.18	75%	$15.37	$9.02	70%

Royalties for the periods ended September 30, 2008 are higher on an absolute, percentage and per boe basis in comparison to the same periods of 2007. This is a result of higher production and prices.

Operating Expense

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Operating expense	$4,018	$2,153	87%	$11,248	$6,616	70%
Transportation costs	225	85	165%	654	290	126%
	$4,243	$2,238	90%	$11,902	$6,906	72%
Per boe (6:1)	$13.08	$12.38	6%	$13.33	$12.41	7%

Operating expenses have increased in the third quarter and first nine months of 2008 over the same periods in 2007 due to higher production levels and higher per unit costs. Compared to the second quarter of 2008 operating costs for the third quarter of 2008 have come down by approximately 8% or $1.18 per boe primarily due to the absence of Saxon start-up costs partially offset by higher heavy oil costs. Heavy oil operating costs of $17.26 per boe for the nine months ended September 30, 2008 are up from year ago levels of $12.63 per boe due to initial start-up operations in the quarter and higher well servicing, fuel and trucking costs. The lower cost Greenbank properties acquired at the end of the third quarter of 2007 are helping to reduce the overall corporate per boe operating cost rate. Transportation costs have increased primarily as a result of higher production levels.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Gross	$1,093	$933	17%	$3,503	$3,198	10%
Per boe (6:1)	$3.37	$5.16	(35)%	$3.92	$5.75	(32)%
Capitalized	$369	$405	(9)%	$1,192	$1,414	(16)%
Per boe (6:1)	$1.14	$2.24	(49)%	$1.33	$2.54	(47)%
Overhead recoveries	$37	Nil	N.A.	$66	Nil	N.A.
Per boe (6:1)	$0.11	Nil	N.A.	$0.07	Nil	N.A.
Net	$687	$528	30%	$2,245	$1,784	26%
Per boe (6:1)	$2.12	$2.92	(27)%	$2.51	$3.21	(22)%

G&A expenses in the third quarter and first nine months of 2008 were lower on a per boe basis but higher on an absolute basis compared to the same periods in 2007. Costs increased due to an overall higher operating cost environment and higher consulting costs associated with activity levels however, these costs were reduced in third quarter of 2008. Compared to the second quarter of 2008 G&A expenses per boe for the third quarter of 2008 have fallen 13% or $0.31 per boe. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs.

Interest Expense

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Interest expense	$385	$278	38%	$1,234	$740	67%
Per boe (6:1)	$1.19	$1.54	(23)%	$1.38	$1.33	4%

Interest incurred is as a result of bank borrowings. Interest expense has increased in the third quarter and first nine months of 2008 compared to the same periods in 2007 due to higher debt levels associated with increased capital expenditures partially offset by lower interest rates.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
D&D expense	$7,050	$3,016	134%	$20,115	$8,968	124%
Per boe (6:1)	$21.73	$16.68	30%	$22.52	$16.12	40%
Accretion expense	66	37	78%	189	106	78%
Per boe (6:1)	$0.20	$0.20	0%	$0.21	$0.19	11%

The depletion and depreciation expense and boe rate for the third quarter and first nine months of 2008 is higher compared to the same periods in 2007 due to the higher cost reserve additions that occurred later in 2007, including the acquisition of Greenbank at the end of the third quarter 2007, and due to higher production levels. Compared to the second quarter of 2008, the depletion and depreciation expense per boe for the third quarter of 2008 has been reduced by 7% from $23.34 per boe primarily due to reserve additions from the heavy oil drilling program.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the nine months ended September 30, 2008 by $560.2 as a result of accretion, drilling new wells, gas pipelines and infrastructure.

Taxes

Rock does not have current income tax payable and does not expect to pay current income taxes in 2008 as the Company and its subsidiaries have estimated resource tax pools available at December 31, 2007 of $105.7 million. The Company pays Saskatchewan resource capital taxes based on its production in the province.

Funds from Operations and Net Income (loss)

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Funds from Operations	$13,906	$3,397	309%	$35,231	$10,454	237%
Per boe (6:1)	$42.87	$18.79	129%	$39.45	$18.79	110%
Per share - basic	$0.54	$0.17	218%	$1.36	$0.53	157%
- diluted	$0.53	$0.17	212%	$1.35	$0.53	155%
Net Income/(loss)	$(1,266)	$15	(8,540)%	$3,974	$271	1,366%
Per boe (6:1)	$(3.90)	$0.08	(4,975)%	$4.45	$0.49	808%
Per share - basic	$(0.05)	$0.00	N.A.	$0.15	$0.01	1,400%
- diluted	$(0.05)	$0.00	N.A.	$0.15	$0.01	1,400%
Weighted average shares outstanding						
- basic	25,885,943	19,781,824	31%	25,880,429	19,686,108	31%
- diluted	26,135,653	19,791,450	32%	25,994,343	19,689,385	32%

Funds from operations for the periods ended September 30, 2008 more than tripled over the prior year periods due to higher production and product prices partially offset by higher royalties, operating costs and interest expense. A net loss was recorded for the quarter due to the write off of $5.7 million of goodwill. The goodwill was originally created through previous acquisitions and while the Company does not have an impairment of its producing assets, the current equity market valuation of Rock is lower than the equity value on the balance sheet creating an impairment of goodwill. Given current market conditions the Company is required to write off its goodwill. For the nine months ended September 30, 2008 net income increased more than tenfold over the prior year period even after the write off of goodwill primarily due higher funds from operations. Basic shares outstanding

increased approximately 31% over the 2007 periods primarily due to the shares issued in conjunction with the Greenbank acquisition at the end of the third quarter of 2007.

Capital Expenditures

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Land	$2,955	$2,077	42%	$4,801	$3,276	47%
Seismic	522	564	(7)%	1,127	1,304	(14)%
Drilling and completion(1)	11,824	5,439	117%	19,597	11,000	78%
Facilities & GGS(1)	1,689	34	4,868%	14,184	153	9,171%
Capitalized G&A	369	405	(9)%	1,192	1,414	(16)%
Total operations	$17,359	$8,519	104%	$40,901	$17,147	139%
Property dispositions	(149)	14	(1,164)%	(1,243)	(9)	13,711%
Property acquisitions	-	24,462	N.A.	-	24,462	N.A.
Well site facilities inventory	919	(187)	(591)%	1,177	112	951%
Office equipment	45	21	114%	82	839	(90)%
Total	$18,174	$32,829	(45)%	$40,917	$42,551	(4)%

(1) Note items have been reclassified from drilling and completion costs to facilities and gas gathering systems (GGS) to better reflect spending categories.

The Company was very active in the third quarter of 2008 drilling a total of 22 (16.56 net) wells in the quarter compared to 8 (6.49 net) in the same quarter last year and only 2 (2.0 net) in the second quarter 2008. Heavy oil drilling operations ramped up in the third quarter 2008 as 14 (14.0 net) wells were drilled. The majority of these wells were placed on production during the quarter or early in the fourth quarter of 2008. In addition the Company continued operations in the West Central core area with the focus shifting to Elmworth from Saxon. During the quarter 6 (1.8 net) Elmworth wells were drilled and 1 (0.2 net) well was drilled at Musreau and 1 (0.56 net) well was drilled at Tony Creek. Three (0.9 net) of the Elmworth wells were brought on stream at the end of the third quarter with the 3 (0.9 net) remaining wells expected to come on production later in the fourth quarter in conjunction with the compressor expansion for the area. The Musreau well was brought on production late in third quarter of 2008, while the Tony Creek well is expected to be on production in the fourth quarter. During the third quarter of 2008 Rock was also successful at land sales in the Plains core area and Elmworth.

For the nine months ended September 30, 2008 Rock has drilled a total of 28 (20.6 net) wells compared to 14 (10.91 net) wells in the same period the year before. Drilling activity expanded in both the Plains and West Central core areas. As a result drilling and completion expenditures have increased approximately 80% year over year. The installation of a gas gathering system and compression and dehydration facility at Saxon is mostly responsible for the increase in facilities and gathering system expenditures in 2008 versus 2007. The majority of these expenditures occurred in the first half of the year and allowed the Company to bring production from Saxon on stream in May 2008. Office equipment expenditures in 2007 relate mostly to leasehold improvements for the Company's new office space.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year at approximately $11 million and funds from operations of approximately $8 million with the difference to be funded through available bank debt. The Company has negative working capital (including draws under its operating loan facility) of approximately $35 million at the end of the third quarter of 2008, which would increase to $38 million at year-end based on current projections. Subsequent to the end of the third quarter the Company's bank operating line was reviewed and maintained at $51 million through the facility described below. The Company's debt to third quarter 2008 annualized funds from operations ratio was 0.6 to 1. This ratio is expected to increase to 1.2 to 1 for the fourth quarter as the decrease in product prices should more than offset the increase in expected production. For 2009 the company has approved a $37.5 million capital budget and funds from operations are projected to be $33million. The $4.5 million difference is expected to be funded through the Company's $51 million bank facility and total debt would increase to $42.5 million by year-end 2009. Under current guidance the projected debt to annualized funds from operations ratio for each quarter for 2009 is expected to be 1.5 to 1 or below and end the fourth quarter at 1.2 to 1. The Company will continue to monitor capital, debt, and cash levels and make adjustments in order to maintain a projected debt to funds from operations level of 1.5 to 1 or less.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the

Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is expected to be completed by February 28, 2009. As at November 12, 2008 approximately $32.2 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 09/30/08 (unaudited)	3 Months Ended 06/30/08 (unaudited)	3 Months Ended 03/31/08 (unaudited)	3 Months Ended 12/31/07 (unaudited)	3 Months Ended 09/30/07 (unaudited)	3 Months Ended 06/30/07 (unaudited)	3 Months Ended 03/31/07 (unaudited)	3 Months Ended 12/31/06 (unaudited)
Production (boe/d)	3,526	3,454	2,798	2,672	1,965	2,036	2,114	2,004
Oil and gas revenues	$24,424	$24,756	$15,294	$11,124	$8,106	$8,279	$8,533	$7,535
Price realizations ($/boe)	$75.27	$78.80	$60.06	$45.26	$44.85	$44.66	$44.84	$40.73
Royalties ($/boe)	$16.02	$16.53	$13.11	$8.21	$9.18	$9.23	$8.66	$7.88
Operating expense ($/boe)	$13.08	$14.26	$12.48	$12.28	$12.38	$12.10	$12.75	$13.63
Field netback ($/boe)	$46.17	$48.01	$34.47	$24.77	$23.29	$23.33	$23.43	$19.22
Net G&A expense	$687	$765	$793	$955	$528	$530	$726	$690
Stock-based compensation	$312	$315	$292	$216	$207	$241	$267	$295
Funds from operations	$13,906	$13,785	$7,540	$4,735	$3,397	$3,536	$3,521	$2,644
Per share								
- basic	$0.54	$0.53	$0.29	$0.18	$0.17	$0.18	$0.18	$0.13
- diluted	$0.53	$0.53	$0.29	$0.18	$0.17	$0.18	$0.18	$0.13
Net income/(loss)	$(1,266)	$4,020	$1,220	$290	$15	$(117)	$373	$(119)
Per share								
- basic	$(0.05)	$0.16	$0.05	$0.01	$0.00	$(0.01)	$0.02	$(0.01)
- diluted	$(0.05)	$0.15	$0.05	$0.01	$0.00	$(0.01)	$0.02	$(0.01)
Capital expenditures	$18,174	$6,345	$16,398	$7,488	$8,367	$2,552	$7,184	$6,223
Working capital	$(34,903)	$(30,528)	$(37,933)	$(29,072)	$(26,589)	$(15,268)	$(16,242)	$(12,580)

Production has grown 79% since the third quarter of 2007 mostly due to our drilling program and in part to the Greenbank acquisition which was completed at the end of the third quarter of 2007 and added approximately 500 boe per day of production. Successful operations in the West Central core area brought new production on stream in 2008 at Saxon, Musreau, Kakwa, Chicken, Tony Creek and Elmworth and heavy oil additions occurred in the third quarter of 2008 from the Plains core area. Stronger commodity prices have driven product realizations up 68% over the same time period. Royalties per boe have increased with the price, but as a percentage of revenue are approximately at the same level when compared to the two preceding quarters. Operating costs per boe decreased in the third quarter of 2008 versus the second quarter of 2008 due to the absence of Saxon start up costs but have trended up about 5% over preceding quarters as higher well servicing, fuel and trucking costs have been experienced. Funds from operations have continued to grow every quarter over the last five quarters and have more than quadrupled from the third quarter of 2007 driven by higher prices and production increases. The write down of $5.7 million of goodwill, due to the current market conditions has created a net loss for the third quarter of 2008; absent the write off we would have shown an improvement in net income. Capital expenditures in the third quarter 2008 increased about three fold over the second quarter as our Plains and Elmworth drilling programs commenced following spring break-up. Negative working capital also increased as capital expenditures were greater than funds from operations in the third quarter.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the fourth quarter of 2008 and the next five years are as follows:

	2008	2009	2010	2011	2012
Office lease premises	$207	$828	$828	$828	$552
Processing agreements	101	360	288	238	159
Demand bank loan	$30,407	-	-	-	-

Outstanding Share Data

At the date of this report there are 25,899,843 common shares outstanding and 1,806,537 options to purchase common shares outstanding.

Future Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") proposes to implement International Financial Reporting Standards ("IFRS") as part of Canadian GAAP. The adoption of IFRS in Canada will result in significant changes to current Canadian GAAP and to financial reporting practices followed by Rock. IFRS accounting standards are scheduled to be implemented for years beginning after December 31, 2010. Rock will be required to adopt the standard for the year beginning January 1, 2011. Currently, the application of IFRS in Canada and particularly to the oil and gas industry requires further clarification and as a result the effect of IFRS adoption on the Company's accounting policies and reporting standards and practices is not presently determinable. The Company is currently in the process of researching and developing an implementation strategy to adopt IFRS.

The CICA in February 2008 issued CICA Handbook section 3064, Goodwill and Intangible Assets, and amended section 1000, Financial Statement Concepts, clarifying the criteria for recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard will be effective for Rock beginning January 1, 2009.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management reported on its disclosure controls and procedures and the design of its internal controls over financial reporting in the year end 2007 MD&A. There has been no material change to the Company's disclosure controls or procedures or to the design of internal controls over financial reporting since that time. It should be noted that the Chief Executive Officer and Chief Financial Officer believe the internal controls, including compensating controls to overcome the lack of certain segregation of duties and the utilization of outside advice to assist with complex taxation, accounting and reporting issues and new accounting pronouncements to overcome limited in-house expertise on these matters, are designed appropriately given the nature and size of the Company's operations. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that objectives of the control systems are met.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control, as are all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights); reservoir production performance; marketing; production; hiring and retaining employees; and accessing contract services on a cost-effective basis. Rock attempts to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition the Company outsources certain activities to be able to lever industry expertise, without having the burden of hiring full-time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain engineering and land functions. Rock is attempting to acquire existing oil and gas operations; however Rock will be competing against many other companies

for such operations, many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the competitive nature of the industry, but Rock will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the US/Canadian dollar exchange rate and interest rates, all of which are largely beyond the Company's control. Currently Rock has not used any financial instruments to mitigate these risks. The Company would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has a debt facility in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. It intends to use prudent levels of debt to fund capital programs based on the expected operating environment. It also intends to access equity markets to fund opportunities; however, the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third-party consultants to help develop and manage these programs and help Rock comply with current environmental legislation. Increased public and political concern regarding climate change issues will likely result in increased regulation regarding emissions standards. Given that the Company produces hydrocarbons, such regulation could cause Rock to alter the way it operates and also result in additional costs and taxes associated with climate change regulation which could have a material effect on the Company.

Environmental Regulation and Risk

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 emission levels. The Federal government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and gas operations, including those of the Company.

In Alberta, the reduction emission guidelines outlined the Climate Change and Emissions Management Amendment Act (the "Act") came into effect July 1, 2007. Alberta facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 per cent. Industries have three options to choose from in order to meet the reduction requirements outlined in the Act, and these are: (a) by making improvement to operations that result in reductions; (b) by purchasing emission credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emissions; or (c) by contributing to the Climate Change and Emissions Management Fund. Pursuant to the Act, March 31, 2008 was the deadline for industries to choose one of these options or a combination thereof. On April 26, 2007, the Federal Government released its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products.

On January 24, 2008, the Alberta Government announced its plan to reduce projected emissions in the province by 50% by 2050. This will result in real reductions of 14% below 2005 levels. The Alberta Government stated it would form a government-industry council to determine a go-forward plan for implementing technologies, which will significantly reduce greenhouse gas emissions by capturing air emissions from industrial sources and locking them permanently underground in deep rock formations (carbon capture). In addition, the plan calls for energy conservation by individuals and for increased investment in clean energy technologies and incentives for expanding the use of renewable and alternative energy sources such as bioenergy, wind, solar, hydrogen, and geothermal. Initiatives under this theme will account for 18% of Alberta's reductions.

On January 31, 2008, the Government of Canada and the Province of Alberta released the final report of the Canada-Alberta ecoENERGY Carbon Capture and Storage Task Force, which recommends among others: (i) incorporating carbon capture and storage into Canada's clean air regulations; (ii) allocating new funding into projects through competitive process; and (iii) targeting research to lower the cost of technology.

On March 10, 2008, the Government of Canada released "Turning the Corner – Taking Action to Fight Climate Change" which provides some additional guidance with respect to the Government of Canada's plan to reduce greenhouse gas emissions by 20% by 2020 and by 60% to 70% by 2050. The updated action plan is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and gas, and refining industries. The updated action plan is intended to force industry to reduce greenhouse gas emissions and to create a carbon emissions trading market, including an offset system, to provide incentive to reduce greenhouse gas emission and establish a market price for carbon. The updated action plan provides for: (i) mandatory reductions of 18% from the 2006 baseline starting in 2010 and by an addition 2% in subsequent years for existing facilities; (ii) new facilities built between 2004 and 2011 will have mandatory emissions standards based upon clean fuel standards (gas) with a 2% reduction below the third years intensity levels; and (iii) oil sands plants built in 2012 and later which use heavier hydrocarbons and upgraders and in situ production will have mandatory standards in 2018 based carbon capture and storage or other green technologies intensity. For the upstream oil and gas industry, the updated action plan also provides for a company threshold of 10,000 boe per day and facility threshold of 3,000 tonnes of C02.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition

New Alberta Royalty Regime

On October 25, 2007, the Alberta Government released *The New Royalty Framework* ("NRF") which summarizes the government's decision on Alberta's new royalty regime pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane. The new royalty regime will take effect on January 1, 2009. On April 10, 2008 the Alberta Government released a new "deep resource program" and further clarifications to the NRF to help mitigate the unintended consequences of the NRF. The deep resource program provides royalty credits for oil and gas wells drilled over certain depths. Other clarifications include the expansion of oil par prices from two to four with the additional par prices applying to heavier grades of oil. The Company has reviewed the modifications proposed by the Government of Alberta to its royalty regime including the new deep resource program and clarifications, and is continuing to assess the impact of the new royalty regime on its operations as additional implementation guidelines are expected. While the Company cannot determine the full potential impact of these changes to the royalty rate on its operations at this time, Rock does not expect the April 10, 2008 announcement to materially change its previous disclosure regarding the impact of the NRF on the Company. As a cautionary note, the NRF is very sensitive to well productivity and commodity prices and while it does contain a deep gas royalty program the Company's high impact gas plays in the West Central core area may be negatively impacted if successful as higher royalty rates for these prospects are expected.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Allen J. Bey, President and CEO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2008

signed "Allen J. Bey"
Allen J. Bey
President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Peter D. Scott, Vice President and CFO of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rock Energy Inc., (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 14, 2008

signed "Peter D. Scott"
Peter D. Scott
Vice President and CFO

PRESS RELEASE

Rock Energy reports results for the period ended September 30, 2008

November 13, 2008, Calgary, Alberta: Rock Energy Inc. (TSX:RE) is pleased to announce the financial and operating results for Rock Energy Inc. for the fiscal period ended September 30, 2008.

CORPORATE SUMMARY

FINANCIAL	**Three months ended September 30, 2008**	Three months ended September 30, 2007	**Nine months ended September 30, 2008**	Nine months ended September30, 2007
Oil and gas revenue ('000)	**$24,424**	$8,106	**$64,474**	$24,918
Funds from operations ('000) [1]	**$13,906**	$3,397	**$35,231**	$10,454
Per share – basic	**$0.54**	$0.17	**$1.36**	$0.53
– diluted	**$0.53**	$0.17	**$1.35**	$0.53
Net income (loss) ('000)	**$(1,266)**	$15	**$3,974**	$271
Per share – basic	**$(0.05)**	$0.00	**$0.15**	$0.01
– diluted	**$(0.05)**	$0.00	**$0.15**	$0.01
Capital expenditures, net ('000)	**$18,174**	$8,367	**$40,917**	$18,276

	As at September 30, 2008	As at September 30, 2007
Working capital including bank debt ('000)	**$(34,903)**	$(26,589)
Common shares outstanding	**25,899,843**	25,789,118
Options outstanding	**1,994,865**	1,779,212

OPERATIONS	**Three months ended September 30, 2008**	Three months ended September 30, 2007	**Nine months ended September 30, 2008**	Nine months ended September 30, 2007
Average daily production				
Crude oil and NGLs (bbls/d)	**1,836**	1,353	**1,679**	1,447
Gas (mcf/d)	**10,141**	3,669	**9,483**	3,549
Barrels of oil equivalent (boe/d)	**3,526**	1,965	**3,260**	2,039
Average product prices				
Crude oil ($/bbl)	**$98.37**	$48.94	**$87.53**	$44.86
NGLs ($/bbl)	**$88.61**	$61.47	**$84.46**	$57.27
Gas ($/mcf)	**$8.63**	$5.70	**$9.32**	$7.16
BOEs ($/boe)	**$75.27**	$44.85	**$72.17**	$44.78
Field netback ($/boe)	**$46.17**	$23.27	**$43.47**	$23.35

Note [1] Funds from operations and funds from operations per share are non-GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income per share.

PRESIDENT'S MESSAGE

During the third quarter of 2008 Rock was able to achieve a second consecutive quarter of record results for average daily production, funds from operations and drilling activity. Success at crown land sales has increased our current land base to over 70,000 net undeveloped acres. The table below provides drilling results for the first nine months of 2008.

2008 Drilling	1st Quarter	2nd Quarter	3rd Quarter	Year-to-date
Heavy Oil	Nil	2 (2.0 net)	14 (14.0 net)	16 (16.0 net)
Light Oil	Nil	Nil	Nil	Nil
Gas	4 (2.0 net)	Nil	8 (2.6 net)	12 (4.6 net)
Dry and abandoned wells	Nil	Nil	Nil	Nil
Total wells	4 (2.0 net)	2 (2.0 net)	22 (16.6 net)	28 (20.6 net)

During the third quarter of 2008 Rock completed the drilling of 14 (14.0 net) heavy oil wells, and 8 (2.56 net) gas wells. All of the heavy oil wells and 4 (1.1 net) gas wells were brought on production in the third or early fourth quarter with 4 (1.46 net) gas wells remaining to be tied in during the fourth quarter. We are in the process of adding compression at Elmworth as a result of our successful drilling and are expecting the new facility to be on line in December allowing 3 (0.9 net) of the wells to be tied-in. For the remainder of the year Rock expects to drill 3 (3.0 net) heavy oil wells and 3 (1.75 net) gas wells. At Saxon we have been able to negotiate a farm-in agreement with a major operator to earn 75% in up to three sections. We have identified four drilling locations on these lands and plan to drill up to 2 wells this winter. This farm-in increases our drilling inventory for Saxon to 8-10 locations. With our operated infrastructure, successful Saxon wells should be tied in prior to the end of the winter drilling season. Rock has been successful at land sales over the last several months adding over 16,500 net undeveloped lands to our Plains and West Central core areas.

Production for the third quarter of 3,526 boe per day grew 2% over second quarter levels despite down time at two third party gas processing facilities affecting production at Saxon and Elmworth. The affected facilities have been returned to operation, and current production is over 4,000 boe per day as new heavy oil and gas wells have been brought on stream. We are forecasting annual production to be within the Company's previous guidance of 3,400 to 3,600 boe per day.

Financially, Rock generated funds from operations of $13.9 million ($0.54 per basic share and $0.53 per diluted share) in the third quarter of 2008, which is slightly higher than the preceding quarter. The increase in funds flow can be attributed to lower operating and G&A costs. We did report a net loss for the quarter of $1.3 million ($0.05 per basic and diluted share) versus net income of $4.0 million in the preceding quarter. The net loss occurred due to current equity market conditions requiring us to write off $5.7 million of goodwill associated with previous acquisitions. Net capital expenditures for the quarter were $18.2 million and total debt at the end of the period was $34.9 million (against bank credit lines of $51 million). Total expenditures were up from the previous quarter as post spring break-up operations began.

The uncertainty in commodity prices has caused us to take a cautious approach to fourth quarter and 2009 capital activities. Our program has been designed to provide us with flexibility to adjust our capital spending programs in light of the economic environment that unfolds. Our program at Saxon (winter access only) has been developed to allow us to drill from 1 to 3 wells in order to earn lands under our farm-in opportunity and conserve capital if necessary. Similarly our heavy oil program has 5 wells planned for the first quarter with the remaining 23 wells beginning in late June allowing us to manage our operations. We have updated our commodity price outlook for the rest of 2008 and 2009 to US$70 per barrel for WTI, $7.00 per mcf for AECO gas and a Canadian US dollar exchange rate of 0.85. Currently Rock has not hedged commodity prices on any production. With that as a back drop we have scaled back fourth quarter plans by deferring wells which has reduced projected capital spending plans from $55 million to $52 million. Funds from operations for the year are projected to be $43 million ($1.66 per basic share) with year-end debt of $38 million or 1.2 times fourth quarter annualized funds from operations. For 2009 we have developed a base budget slightly in excess of funds from operations. We are currently planning on capital spending of $37.5 million which includes drilling 35 wells (28 of which would be heavy oil) and a land and seismic component of $4 million. Annual production is forecast to average between 4,100 to 4,300 boe per day. Funds from operations are projected to total $33 million ($1.28 per basic share) and year-end debt would be $42.5 million.

Rock has just completed its busiest drilling quarter ever and recently hit another milestone with production over 4,000 boe per day. The Company's third quarter results have strengthened our balance sheet and we have scaled back our fourth quarter spending to conserve capital which should not materially affect our annual or exit production rates. We are excited to expand our Saxon opportunity base with a new farm-in and have developed a capital budget that is expected to deliver over 20% growth in annual production while only spending 1.1 times projected funds from operations.

On behalf of the Board of Directors,

(signed) "Allen J. Bey"
November 13, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and gas, primarily in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, field netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Field netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated November 13, 2008 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year ended December 31, 2007.

Basis of Presentation

Certain financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income/(loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activities, net income/(loss) or other measures of financial performance calculated in accordance with GAAP. The reconciliation between funds from operations and cash flow from operations for the three and nine months ended September 30, 2008 and 2007 is presented in the table below.

($ thousands)	3 Months Ended 09/30/08	3 Months Ended 09/30/07	9 Months Ended 09/30/08	9 Months Ended 09/30/07
Funds from operations	$13,906	$3,397	$35,231	$10,454
Changes in non-cash working capital	3,476	593	98	(1,286)
Cash flow from operations	$17,382	$3,990	$35,329	$9,168

Management uses certain industry benchmarks such as field netback to analyze financial and operating performance. Field netback has been calculated by taking oil and gas revenue less royalties, operating costs and transportation costs. This benchmark does not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Management considers field netback as an important measure to demonstrate profitability relative to commodity prices.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. The forward looking statements are provided to the reader to assist them in understanding our business. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from

those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

2008 Update

Rock issued guidance on August 13, 2008 for projected 2008 results. The Company is updating its guidance at this time to reflect lower commodity prices and a slightly lower capital budget. The reduction in capital reflects deferring 2 (0.6 net) West Central gas wells to 2009. In addition 2 (2.0 net) gas wells in the Plains core area have been postponed and instead 2 (2.0 net) heavy oil wells will be drilled. We now expect to drill 3 (3.0 net) heavy oil wells and 3 (1.75 net) gas wells in the fourth quarter of 2008. The heavy oil wells are expected to be on production later in the fourth quarter and the gas wells are expected to be on stream in the first quarter of 2009. These capital allocation changes are not expected to materially affect projected average production or exit rates for 2008. Since reporting second quarter results, commodity prices have declined significantly with overall slower economic activity and weakening demand. As a result we have lowered our projected oil and gas prices and projected a weaker Canadian dollar versus the US dollar from pervious guidance as indicated in the table below. With these forecast changes, funds from operations are projected to decrease 10% to $43 million ($1.66 per basic share) and year end debt levels are expected to rise to $38 million as the decrease in funds from operations is more than the decrease in capital expenditures. Debt to annualized fourth quarter funds from operations ratio is expected to be to 1.2:1. The table below provides Rock's previous and current guidance.

	Aug 13, 2008 Guidance	Nov 13, 2008 Guidance	Change
Period	2008	2008	2008
Production (boe/d)			
Annual	3,400 – 3,600	3,400 – 3,600	0%
Exit	4,300 – 4,500	4,300 – 4,500	0%
Funds from Operations			
Annual - $	$48 million	$43 million	(10)%
Annual - $per basic share	$1.85	$1.66	(10)%
Capital Budget			
Expenditures	$55 million	$52 million	(5)%
Gross Wells Drilled	35 – 37	34	(6)%
Total Year End Debt	$36 million	$38 million	6%
Pricing	(July to Dec)	(Oct – Dec)	
Oil – WTI	US$115.00/bbl	US$70.00/bbl	(39)%
Gas – AECO	$8.50/mcf	$7.00/mcf	(18)%
US/Cdn dollar	1.00	0.85	(18)%

2009 Guidance

The table below provides Rock's preliminary guidance for 2009. Given the current economic climate we have prepared a budget based on capital expenditures that are slightly higher than funds from operations in order to maintain a balance sheet that has projected debt to annualized funds from operations ratio for each quarter of 1:5:1.0 or less. Our capital budget has been designed taking into account the need for winter access operations at Saxon in our West Central core area and then the majority of our heavy oil operations in the Plains core area begin post spring break-up (usually late June). As a result we can monitor commodity prices and resulting funds flows and adjust our capital budget accordingly to scale up or down operations in each of these areas. We expect to drill 7 (3.30 net) gas wells in the West Central core area which includes 2 (1.50 net) gas wells in Saxon. The Saxon wells should be on stream in the second quarter of 2009 and additional compression has been budgeted for this area. The remaining gas wells are expected to be drilled in Elmworth and the greater Kaybob area. Currently we have budgeted 28 (28.0 net) heavy oil wells most of which are to be drilled in the last half of 2009. Land and seismic expenditures have been budgeted at $4 million.

Commodity prices have been forecasted to be the same as the fourth quarter of 2008 as indicated in the table below. Royalty rates are projected to increase under the new Alberta royalty regime to be approximately 26% based on our commodity price assumptions. Operating costs are expected to decrease about 10% from 2008 levels at $12.15 per boe as lower fuel costs (due to lower commodity prices) and the absence of Saxon start-up costs are expected to offset cost increases in other areas. G&A costs are expected to fall on a per boe basis to approximately $2.00 with increased production. Absolute interest costs are expected to rise with higher average debt levels for the year but fall on a per boe basis with increased production.

The planned activities and assumptions outlined above result in a $37.5 million capital budget from which we are projecting 2009 annual production to increase 20% over 2008 levels and funds from operations of $33 million ($1.28 per basic share). Funds from operations are projected to decrease 23% from 2008 levels due to overall lower commodity prices and higher royalty rates. Debt

levels are projected to increase $4.5 million to $42.5 million however the ratio of debt to annualized funds from operations for each quarter is expected to be 1.5:1, or less and ending in the fourth quarter at 1.2:1. The table below provides our 2009 guidance.

	Nov 13, 2008 Guidance
Period	*2009*
Production (boe/d)	
Annual	*4,100 – 4,300*
Exit	*4,400 – 4,600*
Funds from Operations	
Annual - $	*$33 million*
Annual - $per basic share	*$1.28*
Capital Budget	
Expenditures	*$37.5 million*
Gross Wells Drilled	*35*
Total Year End Debt	*$42.5million*
Pricing	*(Jan – Dec)*
Oil – WTI	*US$70.00/bbl*
Gas – AECO	*$7.00/mcf*
US/Cdn dollar	*0.85*

Production

Production by Product	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Gas (mcf/d)	10,141	3,669	176%	9,483	3,549	167%
Oil (bbl/d)	171	195	(12)%	201	218	(8)%
Heavy Oil (bbl/d)	1,393	1,079	29%	1,259	1,151	9%
NGL (bbl/d)	272	79	244%	219	78	181%
boe/d (6:1)	3,526	1,965	79%	3,260	2,039	60%

Production by Area	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
West Central Alberta (boe/d)	1,747	471	271%	1,598	508	215%
Plains (boe/d)	1,409	1,080	31%	1,295	1,152	13%
Other (boe/d)	370	415	(10)%	367	379	(3)%
boe/d (6:1)	3,526	1,965	79%	3,260	2,039	60%

Production for the periods ended September 30, 2008 have increased 60% or more over the same periods last year as new production was brought on stream in the Plains core area (primarily heavy oil), the West Central core area (primarily at Saxon (gas and NGLs) and at Elmworth (gas)) and due to the acquisition of Greenbank Energy Ltd. (acquired at the end of the third quarter of 2007). Production was up slightly compared to the second quarter of 2008 but the Company did experience premature water break-through in September on three of our new heavy oil wells as well as two third party plant outages at Saxon (14 days) and Elmworth (6 days) which temporarily reduced gas production form these areas.

Product Prices

Realized Product Prices	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Gas ($/mcf)	8.63	5.70	51%	9.32	7.16	30%
Oil ($/bbl)	115.38	75.29	53%	106.75	67.19	59%
Heavy Oil ($/bbl)	96.26	44.17	118%	84.46	40.64	108%
NGL ($/bbl)	88.61	61.47	44%	87.10	57.27	52%
boe (6:1)	75.27	44.85	68%	72.17	44.78	61%
Average Benchmark Prices						
Gas – Henry Hub Daily Spot (US$/mcf)	9.00	6.16	46%	9.68	6.97	39%
Gas – AECO C Daily Spot ($/mcf)	7.73	5.16	50%	8.64	6.55	32%

Oil – WTI Cushing (US$/bbl)	117.98	75.38	57%	113.29	66.19	71%
Oil – Edmonton light ($/bbl)	121.85	79.95	52%	115.14	72.99	58%
Heavy Oil – Lloydminster blend ($/bbl)	103.57	54.19	91%	94.30	50.34	87%
US$/Cdn$ exchange rate	0.960	0.957	0%	0.982	0.907	8%

Commodity prices peaked at the end of the second quarter of 2008 and have declined significantly since then. However compared to the prior year periods commodity prices are stronger for the third quarter and first nine months of 2008, partially offset by a strengthening Canadian dollar versus the US dollar. Heavy oil prices continue to benefit from a narrowing of the heavy oil to light oil price differential. Corporate heavy oil price differentials relative to Edmonton light oil price were 21% in the third quarter of 2008 compared to 28% in the second quarter of 2008, 33% in the first quarter of 2008 and 44% in 2007. The futures markets currently indicate that WTI prices should remain around US$60 per barrel for the rest of the year and US$65 per barrel for 2009. As the winter heating season approaches the gas market is focusing on US gas storage levels. The increase in US gas production partially offset by reduced LNG cargoes and lower Canadian gas exports compared to year ago levels has brought 2008 storage levels to slightly above five year averages and slightly below last year's levels. As a result winter weather and overall economic activity levels are likely to be strong drivers that will impact gas prices going forward. The futures markets are currently indicating that AECO pricing should remain around $7.40 per mcf for the rest of 2008 and around $7.80 per mcf for 2009. Rock has not hedged any of its commodity prices on production at this point in time.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income is primarily royalty income.

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Oil and Gas Revenue	$24,424	$8,106	201%	$64,474	$24,918	159%
Other Income	$8	$18	(56)%	$56	$67	(16)%

Higher production levels and higher commodity prices resulted in an increase to oil and gas revenue for the third quarter and first nine months of 2008 in comparison to the prior year periods.

Royalties

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Royalties	$5,196	$1,660	213%	$13,728	$5,018	174%
As percentage of oil and gas revenue	21.3%	20.5%	4%	21.3%	20.1%	6%
Per boe (6:1)	$16.02	$9.18	75%	$15.37	$9.02	70%

Royalties for the periods ended September 30, 2008 are higher on an absolute, percentage and per boe basis in comparison to the same periods of 2007. This is a result of higher production and prices.

Operating Expense

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Operating expense	$4,018	$2,153	87%	$11,248	$6,616	70%
Transportation costs	225	85	165%	654	290	126%
	$4,243	$2,238	90%	$11,902	$6,906	72%
Per boe (6:1)	$13.08	$12.38	6%	$13.33	$12.41	7%

Operating expenses have increased in the third quarter and first nine months of 2008 over the same periods in 2007 due to higher production levels and higher per unit costs. Compared to the second quarter of 2008 operating costs for the third quarter of 2008 have come down by approximately 8% or $1.18 per boe primarily due to the absence of Saxon start-up costs partially offset by higher heavy oil costs. Heavy oil operating costs of $17.26 per boe for the nine months ended September 30, 2008 are up from year ago levels of $12.63 per boe due to initial start-up operations in the quarter and higher well servicing, fuel and trucking costs. The lower cost Greenbank properties acquired at the end of the third quarter of 2007 are helping to reduce the overall corporate per boe operating cost rate. Transportation costs have increased primarily as a result of higher production levels.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Gross	$1,093	$933	17%	$3,503	$3,198	10%
Per boe (6:1)	$3.37	$5.16	(35)%	$3.92	$5.75	(32)%
Capitalized	$369	$405	(9)%	$1,192	$1,414	(16)%
Per boe (6:1)	$1.14	$2.24	(49)%	$1.33	$2.54	(47)%
Overhead recoveries	$37	Nil	N.A.	$66	Nil	N.A.
Per boe (6:1)	$0.11	Nil	N.A.	$0.07	Nil	N.A.
Net	$687	$528	30%	$2,245	$1,784	26%
Per boe (6:1)	$2.12	$2.92	(27)%	$2.51	$3.21	(22)%

G&A expenses in the third quarter and first nine months of 2008 were lower on a per boe basis but higher on an absolute basis compared to the same periods in 2007. Costs increased due to an overall higher operating cost environment and higher consulting costs associated with activity levels however, these costs were reduced in third quarter of 2008. Compared to the second quarter of 2008 G&A expenses per boe for the third quarter of 2008 have fallen 13% or $0.31 per boe. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs.

Interest Expense

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Interest expense	$385	$278	38%	$1,234	$740	67%
Per boe (6:1)	$1.19	$1.54	(23)%	$1.38	$1.33	4%

Interest incurred is as a result of bank borrowings. Interest expense has increased in the third quarter and first nine months of 2008 compared to the same periods in 2007 due to higher debt levels associated with increased capital expenditures partially offset by lower interest rates.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
D&D expense	$7,050	$3,016	134%	$20,115	$8,968	124%
Per boe (6:1)	$21.73	$16.68	30%	$22.52	$16.12	40%
Accretion expense	66	37	78%	189	106	78%
Per boe (6:1)	$0.20	$0.20	0%	$0.21	$0.19	11%

The depletion and depreciation expense and boe rate for the third quarter and first nine months of 2008 is higher compared to the same periods in 2007 due to the higher cost reserve additions that occurred later in 2007, including the acquisition of Greenbank at the end of the third quarter 2007, and due to higher production levels. Compared to the second quarter of 2008, the depletion and depreciation expense per boe for the third quarter of 2008 has been reduced by 7% from $23.34 per boe primarily due to reserve additions from the heavy oil drilling program.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken and reducing future obligations. The ARO obligation increased during the nine months ended September 30, 2008 by $560.2 as a result of accretion, drilling new wells, gas pipelines and infrastructure.

Taxes

Rock does not have current income tax payable and does not expect to pay current income taxes in 2008 as the Company and its subsidiaries have estimated resource tax pools available at December 31, 2007 of $105.7 million. The Company pays Saskatchewan resource capital taxes based on its production in the province.

Funds from Operations and Net Income (loss)

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Funds from Operations	$13,906	$3,397	309%	$35,231	$10,454	237%
Per boe (6:1)	$42.87	$18.79	129%	$39.45	$18.79	110%
Per share - basic	$0.54	$0.17	218%	$1.36	$0.53	157%
- diluted	$0.53	$0.17	212%	$1.35	$0.53	155%
Net Income/(loss)	$(1,266)	$15	(8,540)%	$3,974	$271	1,366%
Per boe (6:1)	$(3.90)	$0.08	(4,975)%	$4.45	$0.49	808%
Per share - basic	$(0.05)	$0.00	N.A.	$0.15	$0.01	1,400%
- diluted	$(0.05)	$0.00	N.A.	$0.15	$0.01	1,400%
Weighted average shares outstanding						
- basic	25,885,943	19,781,824	31%	25,880,429	19,686,108	31%
- diluted	26,135,653	19,791,450	32%	25,994,343	19,689,385	32%

Funds from operations for the periods ended September 30, 2008 more than tripled over the prior year periods due to higher production and product prices partially offset by higher royalties, operating costs and interest expense. A net loss was recorded for the quarter due to the write off of $5.7 million of goodwill. The goodwill was originally created through previous acquisitions and while the Company does not have an impairment of its producing assets, the current equity market valuation of Rock is lower than the equity value on the balance sheet creating an impairment of goodwill. Given current market conditions the Company is required to write off its goodwill. For the nine months ended September 30, 2008 net income increased more than tenfold over the prior year period even after the write off of goodwill primarily due higher funds from operations. Basic shares outstanding increased approximately 31% over the 2007 periods primarily due to the shares issued in conjunction with the Greenbank acquisition at the end of the third quarter of 2007.

Capital Expenditures

	3 Months Ended 09/30/08	3 Months Ended 09/30/07	Quarterly Change	9 Months Ended 09/30/08	9 Months Ended 09/30/07	Change
Land	$2,955	$2,077	42%	$4,801	$3,276	47%
Seismic	522	564	(7)%	1,127	1,304	(14)%
Drilling and completion(1)	11,824	5,439	117%	19,597	11,000	78%
Facilities & GGS(1)	1,689	34	4,868%	14,184	153	9,171%
Capitalized G&A	369	405	(9)%	1,192	1,414	(16)%
Total operations	$17,359	$8,519	104%	$40,901	$17,147	139%
Property dispositions	(149)	14	(1,164)%	(1,243)	(9)	13,711%
Property acquisitions	-	24,462	N.A.	-	24,462	N.A.
Well site facilities inventory	919	(187)	(591)%	1,177	112	951%
Office equipment	45	21	114%	82	839	(90)%
Total	$18,174	$32,829	(45)%	$40,917	$42,551	(4)%

(1) Note items have been reclassified from drilling and completion costs to facilities and gas gathering systems (GGS) to better reflect spending categories.

The Company was very active in the third quarter of 2008 drilling a total of 22 (16.56 net) wells in the quarter compared to 8 (6.49 net) in the same quarter last year and only 2 (2.0 net) in the second quarter 2008. Heavy oil drilling operations ramped up in the third quarter 2008 as 14 (14.0 net) wells were drilled. The majority of these wells were placed on production during the quarter or early in the fourth quarter of 2008. In addition the Company continued operations in the West Central core area with the focus shifting to Elmworth from Saxon. During the quarter 6 (1.8 net) Elmworth wells were drilled and 1 (0.2 net) well was drilled at Musreau and 1 (0.56 net) well was drilled at Tony Creek. Three (0.9 net) of the Elmworth wells were brought on stream at the end of the third quarter with the 3 (0.9 net) remaining wells expected to come on production later in the fourth quarter in conjunction with the compressor expansion for the area. The Musreau well was brought on production late in third quarter of 2008, while the Tony Creek well is expected to be on production in the fourth quarter. During the third quarter of 2008 Rock was also successful at land sales in the Plains core area and Elmworth.

For the nine months ended September 30, 2008 Rock has drilled a total of 28 (20.6 net) wells compared to 14 (10.91 net) wells in the same period the year before. Drilling activity expanded in both the Plains and West Central core areas. As a result drilling and

completion expenditures have increased approximately 80% year over year. The installation of a gas gathering system and compression and dehydration facility at Saxon is mostly responsible for the increase in facilities and gathering system expenditures in 2008 versus 2007. The majority of these expenditures occurred in the first half of the year and allowed the Company to bring production from Saxon on stream in May 2008. Office equipment expenditures in 2007 relate mostly to leasehold improvements for the Company's new office space.

Liquidity and Capital Resources

Rock currently projects capital expenditures for the remainder of the year at approximately $11 million and funds from operations of approximately $8 million with the difference to be funded through available bank debt. The Company has negative working capital (including draws under its operating loan facility) of approximately $35 million at the end of the third quarter of 2008, which would increase to $38 million at year-end based on current projections. Subsequent to the end of the third quarter the Company's bank operating line was reviewed and maintained at $51 million through the facility described below. The Company's debt to third quarter 2008 annualized funds from operations ratio was 0.6 to 1. This ratio is expected to increase to 1.2 to 1 for the fourth quarter as the decrease in product prices should more than offset the increase in expected production. For 2009 the company has approved a $37.5 million capital budget and funds from operations are projected to be $33million. The $4.5 million difference is expected to be funded through the Company's $51 million bank facility and total debt would increase to $42.5 million by year-end 2009. Under current guidance the projected debt to annualized funds from operations ratio for each quarter for 2009 is expected to be 1.5 to 1 or below and end the fourth quarter at 1.2 to 1. The Company will continue to monitor capital, debt, and cash levels and make adjustments in order to maintain a projected debt to funds from operations level of 1.5 to 1 or less.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The next interim review for the facility is expected to be completed by February 28, 2009. As at November 12, 2008 approximately $32.2 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 09/30/08 (unaudited)	3 Months Ended 06/30/08 (unaudited)	3 Months Ended 03/31/08 (unaudited)	3 Months Ended 12/31/07 (unaudited)	3 Months Ended 09/30/07 (unaudited)	3 Months Ended 06/30/07 (unaudited)	3 Months Ended 03/31/07 (unaudited)	3 Months Ended 12/31/06 (unaudited)
Production (boe/d)	3,526	3,454	2,798	2,672	1,965	2,036	2,114	2,004
Oil and gas revenues	$24,424	$24,756	$15,294	$11,124	$8,106	$8,279	$8,533	$7,535
Price realizations ($/boe)	$75.27	$78.80	$60.06	$45.26	$44.85	$44.66	$44.84	$40.73
Royalties ($/boe)	$16.02	$16.53	$13.11	$8.21	$9.18	$9.23	$8.66	$7.88
Operating expense ($/boe)	$13.08	$14.26	$12.48	$12.28	$12.38	$12.10	$12.75	$13.63
Field netback ($/boe)	$46.17	$48.01	$34.47	$24.77	$23.29	$23.33	$23.43	$19.22
Net G&A expense	$687	$765	$793	$955	$528	$530	$726	$690
Stock-based compensation	$312	$315	$292	$216	$207	$241	$267	$295
Funds from operations	$13,906	$13,785	$7,540	$4,735	$3,397	$3,536	$3,521	$2,644
Per share								
- basic	$0.54	$0.53	$0.29	$0.18	$0.17	$0.18	$0.18	$0.13
- diluted	$0.53	$0.53	$0.29	$0.18	$0.17	$0.18	$0.18	$0.13
Net income/(loss)	$(1,266)	$4,020	$1,220	$290	$15	$(117)	$373	$(119)
Per share								
- basic	$(0.05)	$0.16	$0.05	$0.01	$0.00	$(0.01)	$0.02	$(0.01)
- diluted	$(0.05)	$0.15	$0.05	$0.01	$0.00	$(0.01)	$0.02	$(0.01)
Capital expenditures	$18,174	$6,345	$16,398	$7,488	$8,367	$2,552	$7,184	$6,223
Working capital	$(34,903)	$(30,528)	$(37,933)	$(29,072)	$(26,589)	$(15,268)	$(16,242)	$(12,580)

Production has grown 79% since the third quarter of 2007 mostly due to our drilling program and in part to the Greenbank acquisition which was completed at the end of the third quarter of 2007 and added approximately 500 boe per day of production. Successful operations in the West Central core area brought new production on stream in 2008 at Saxon, Musreau, Kakwa, Chicken, Tony Creek and Elmworth and heavy oil additions occurred in the third quarter of 2008 from the Plains core area. Stronger commodity prices have driven product realizations up 68% over the same time period. Royalties per boe have increased with the price, but as a percentage of revenue are approximately at the same level when compared to the two preceding quarters. Operating costs per boe decreased in the third quarter of 2008 versus the second quarter of 2008 due to the absence of Saxon start up costs but have trended up about 5% over preceding quarters as higher well servicing, fuel and trucking costs have been experienced. Funds from operations have continued to grow every quarter over the last five quarters and have more than quadrupled from the third quarter of 2007 driven by higher prices and production increases. The write down of $5.7 million of goodwill, due to the current market conditions has created a net loss for the third quarter of 2008; absent the write off we would have shown an improvement in net income. Capital expenditures in the third quarter 2008 increased about three fold over the second quarter as our Plains and Elmworth drilling programs commenced following spring break-up. Negative working capital also increased as capital expenditures were greater than funds from operations in the third quarter.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the fourth quarter of 2008 and the next five years are as follows:

	2008	2009	2010	2011	2012
Office lease premises	$207	$828	$828	$828	$552
Processing agreements	101	360	288	238	159
Demand bank loan	$30,407	-	-	-	-

Outstanding Share Data

At the date of this report there are 25,899,843 common shares outstanding and 1,806,537 options to purchase common shares outstanding.

Future Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") proposes to implement International Financial Reporting Standards ("IFRS") as part of Canadian GAAP. The adoption of IFRS in Canada will result in significant changes to current Canadian GAAP and to financial reporting practices followed by Rock. IFRS accounting standards are scheduled to be implemented for years beginning after December 31, 2010. Rock will be required to adopt the standard for the year beginning January 1, 2011. Currently, the application of IFRS in Canada and particularly to the oil and gas industry requires further clarification and as a result the effect of IFRS adoption on the Company's accounting policies and reporting standards and practices is not presently determinable. The Company is currently in the process of researching and developing an implementation strategy to adopt IFRS.

The CICA in February 2008 issued CICA Handbook section 3064, Goodwill and Intangible Assets, and amended section 1000, Financial Statement Concepts, clarifying the criteria for recognition of assets, intangible assets and internally developed intangible assets. Items that no longer meet the definition of an asset are no longer recognized with assets. The standard will be effective for Rock beginning January 1, 2009.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management reported on its disclosure controls and procedures and the design of its internal controls over financial reporting in the year end 2007 MD&A. There has been no material change to the Company's disclosure controls or procedures or to the design of internal controls over financial reporting since that time. It should be noted that the Chief Executive Officer and Chief Financial Officer believe the internal controls, including compensating controls to overcome the lack of certain segregation of duties and the utilization of outside advice to assist with complex taxation, accounting and reporting issues and new accounting pronouncements to overcome limited in-house expertise on these matters, are designed appropriately given the nature and size of the Company's operations. Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that objectives of the control systems are met.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control, as are all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights); reservoir production performance; marketing; production; hiring and retaining employees; and accessing contract services on a cost-effective basis. Rock attempts to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition the Company outsources certain activities to be able to lever industry expertise, without having the burden of hiring full-time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain engineering and land functions. Rock is attempting to acquire existing oil and gas operations; however Rock will be competing against many other companies for such operations, many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the competitive nature of the industry, but Rock will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the US/Canadian dollar exchange rate and interest rates, all of which are largely beyond the Company's control. Currently Rock has not used any financial instruments to mitigate these risks. The Company would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has a debt facility in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. It intends to use prudent levels of debt to fund capital programs based on the expected operating environment. It also intends to access equity markets to fund opportunities; however, the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third-party consultants to help develop and manage these programs and help Rock comply with current environmental legislation. Increased public and political concern regarding climate change issues will likely result in increased regulation regarding emissions standards. Given that the Company produces hydrocarbons, such regulation could cause Rock to alter the way it operates and also result in additional costs and taxes associated with climate change regulation which could have a material effect on the Company.

Environmental Regulation and Risk

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 emission levels. The Federal government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and gas operations, including those of the Company.

In Alberta, the reduction emission guidelines outlined the Climate Change and Emissions Management Amendment Act (the "Act") came into effect July 1, 2007. Alberta facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 per cent. Industries have three options to choose from in order to meet the reduction requirements outlined in the Act, and these are: (a) by making improvement to operations that result in reductions; (b) by purchasing emission credits from other sectors or facilities that have emissions below the 100,000 tonne threshold and are voluntarily reducing their emissions; or (c) by contributing to the Climate Change and Emissions Management Fund. Pursuant to the Act, March 31, 2008 was the deadline for industries to choose one of these options or a combination thereof. On April 26, 2007, the Federal Government released its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products.

On January 24, 2008, the Alberta Government announced its plan to reduce projected emissions in the province by 50% by 2050. This will result in real reductions of 14% below 2005 levels. The Alberta Government stated it would form a government-industry council to determine a go-forward plan for implementing technologies, which will significantly reduce greenhouse gas emissions by capturing air emissions from industrial sources and locking them permanently underground in deep rock formations (carbon capture). In addition, the plan calls for energy conservation by individuals and for increased investment in clean energy technologies and incentives for expanding the use of renewable and alternative energy sources such as bioenergy, wind, solar, hydrogen, and geothermal. Initiatives under this theme will account for 18% of Alberta's reductions.

On January 31, 2008, the Government of Canada and the Province of Alberta released the final report of the Canada-Alberta ecoENERGY Carbon Capture and Storage Task Force, which recommends among others: (i) incorporating carbon capture and storage into Canada's clean air regulations; (ii) allocating new funding into projects through competitive process; and (iii) targeting research to lower the cost of technology.

On March 10, 2008, the Government of Canada released "Turning the Corner – Taking Action to Fight Climate Change" which provides some additional guidance with respect to the Government of Canada's plan to reduce greenhouse gas emissions by 20% by 2020 and by 60% to 70% by 2050. The updated action plan is primarily directed towards industrial emissions from certain specified industries including the oil sands, oil and gas, and refining industries. The updated action plan is intended to force industry to reduce greenhouse gas emissions and to create a carbon emissions trading market, including an offset system, to provide incentive to reduce greenhouse gas emission and establish a market price for carbon. The updated action plan provides for: (i) mandatory reductions of 18% from the 2006 baseline starting in 2010 and by an addition 2% in subsequent years for existing facilities; (ii) new facilities built between 2004 and 2011 will have mandatory emissions standards based upon clean fuel standards (gas) with a 2% reduction below the third years intensity levels; and (iii) oil sands plants built in 2012 and later which use heavier hydrocarbons and upgraders and in situ production will have mandatory standards in 2018 based carbon capture and storage or other green technologies intensity. For the upstream oil and gas industry, the updated action plan also provides for a company threshold of 10,000 boe per day and facility threshold of 3,000 tonnes of C02.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition

New Alberta Royalty Regime

On October 25, 2007, the Alberta Government released *The New Royalty Framework* ("NRF") which summarizes the government's decision on Alberta's new royalty regime pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane. The new royalty regime will take effect on January 1, 2009. On April 10, 2008 the Alberta Government released a new "deep resource program" and further clarifications to the NRF to help mitigate the unintended consequences of the NRF. The deep resource program provides royalty credits for oil and gas wells drilled over certain depths. Other clarifications include the expansion of oil par prices from two to four with the additional par prices applying to heavier grades of oil. The Company has reviewed the modifications proposed by the Government of Alberta to its royalty regime including the new deep resource program and clarifications, and is continuing to assess the impact of the new royalty regime on its operations as additional implementation guidelines are expected. While the Company cannot determine the full potential impact of these changes to the royalty rate on its operations at this time, Rock does not expect the April 10, 2008 announcement to materially change its previous disclosure regarding the impact of the NRF on the Company. As a cautionary note, the NRF is very sensitive to well productivity and commodity prices and while it does contain a deep gas royalty program the Company's high impact gas plays in the West Central core area may be negatively impacted if successful as higher royalty rates for these prospects are expected.

ROCK ENERGY INC.

Interim Consolidated Balance Sheets

September 30, 2008 and December 31, 2007
(unaudited)

(all amounts in '000)	September 30, 2008	December 31, 2007
Assets		
Current Assets:		
Accounts receivable	**$14,712**	$8,473
Prepaids and deposits	**1,125**	1,383
	15,837	9,856
Property, plant and equipment (note 3)	**136,175**	114,891
Goodwill	**-**	5,748
	$152,012	$130,495
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$20,333**	$11,523
Bank debt (note 7)	**30,407**	27,405
	50,740	38,928
Future tax liability	**5,996**	1,533
Asset retirement obligation (note 8)	**4,400**	3,840
Shareholders' Equity:		
Share capital (note 5)	**81,611**	81,600
Contributed surplus (note 5)	**3,218**	2,521
Retained earnings	**6,047**	2,073
	90,876	86,194
	$152,012	$130,495

Commitments (note 10)
See accompanying notes to unaudited interim consolidated financial statements.

Approved by the Board:

signed "James K. Wilson"   signed "Allen J. Bey"

James K. Wilson, Director   Allen J. Bey, Director

ROCK ENERGY INC.

Interim Consolidated Statements of Income, Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in '000 except per share amounts)	**Three months ended Sept 30, 2008**	Three months ended Sept 30, 2007	**Nine months ended Sept 30, 2008**	Nine months ended Sept 30, 2007
Revenues				
Oil and gas revenue	**$24,424**	$8,106	**$64,474**	$24,918
Royalties	**(5,196)**	(1,660)	**(13,728)**	(5,018)
Other income	**8**	18	**56**	67
	19,236	6,464	**50,802**	19,967
Expenses:				
Operating	**4,243**	2,238	**11,902**	6,906
General and administrative	**687**	528	**2,245**	1,784
Interest	**385**	278	**1,234**	740
Stock based compensation (note 6)	**312**	207	**919**	715
Goodwill impairment (note 3)	**5,748**	-	**5,748**	-
Depletion, depreciation and accretion	**7,116**	3,053	**20,304**	9,074
	18,491	6,304	**42,352**	19,219
Income before taxes	**745**	160	**8,450**	748
Taxes				
Provincial capital tax	**15**	23	**100**	83
Future income taxes (note 9)	**1,996**	122	**4,376**	394
Net income (loss) and comprehensive income for the period	**(1,266)**	15	**3,974**	271
Retained earnings, beginning of period	**7,313**	1,768	**2,073**	1,512
Retained earnings, end of period	**$6,047**	$1,783	**$6,047**	$1,783
Earnings (loss) per share (note 5)				
Basic	**($0.05)**	$0.00	**$0.15**	$0.01
Diluted	**($0.05)**	$0.00	**$0.15**	$0.01

See accompanying notes to unaudited interim consolidated financial statements.

ROCK ENERGY INC.

Interim Consolidated Statements of Cash Flows
(unaudited)

(all amounts in '000)	**Three months ended Sept 30, 2008**	Three months ended Sept 30, 2007	**Nine months ended Sept 30, 2008**	Nine months ended Sept 30, 2007
Cash provided by (used in):				
Operating:				
Net income (loss) for the period	**($1,266)**	$15	**$3,974**	$271
Asset retirement expenditures	**-**	-	**(90)**	-
Add: Non-cash items:				
Goodwill impairment	**5,748**	-	**5,748**	-
Depletion, depreciation and accretion	**7,116**	3,053	**20,304**	9,074
Stock-based compensation	**312**	207	**919**	715
Future income taxes	**1,996**	122	**4,376**	394
	13,906	3,397	**35,231**	10,454
Changes in non-cash working capital	**3,476**	593	**98**	(1,286)
	17,382	3,990	**35,329**	9,168
Financing:				
Issuance of common shares	**81**	12,144	**81**	12,185
Repurchase of stock options	**(198)**	-	**(205)**	(51)
Bank debt	**(2,524)**	2,568	**3,002**	7,344
	(2,641)	14,712	**2,878**	19,478
Investing:				
Property, plant and equipment	**(18,323)**	(8,351)	**(42,160)**	(18,087)
Disposition of property, plant and equipment	**149**	-	**1,243**	-
Acquisition of property, plant and equipment (note 2)	**-**	(12,644)	**-**	(12,644)
Changes in non-cash working capital	**3,433**	2,293	**2,710**	2,085
	(14,741)	(18,702)	**(38,207)**	(28,646)
Change in cash	**-**	-	**-**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**$-**	$-	**$-**	$-
Interest and cash taxes paid and received:				
Interest paid	**$385**	$278	**$1,234**	$740
Provincial capital taxes paid	**$15**	$23	**$79**	$128

See accompanying notes to unaudited interim consolidated financial statements.

For the Period Ended September 30, 2008 (all amounts in '000 except per share amounts)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2007 except as disclosed in note 1 below. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007. Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates.

1. Changes in Accounting Policies

Capital Disclosures:

On January 1, 2008, the Company adopted the new standards for Capital Disclosures requiring disclosures regarding an entity's objectives, policies, and processes for managing capital. These disclosures include a description of what the Company manages as capital, the nature of externally imposed capital requirements, how the requirements are incorporated into the Company's management of capital, whether the requirements have been complied with, or consequences of non-compliance and an explanation of how the Company is meeting its objectives for managing capital. In addition, quantitative data about capital and whether the Company has complied with all capital requirements are also required (see note 12).

Financial Instruments – Disclosures and Presentation:

On January 1, 2008, the Company adopted the new standards relating to "Financial Instruments – Disclosures" and "Financial Instruments – Presentation", which replaced the previous standard "Financial Instruments – Disclosure and Presentation". The new disclosure standard outlines the disclosure requirements for financial instruments and non-financial derivatives. The guidance prescribes an increased importance on risk disclosures associated with recognized and unrecognized financial instruments and how such risks are managed. Specifically, it requires disclosure of the significance of financial instruments for a company's financial position. In addition, the guidance outlines revised requirements for the disclosure of qualitative and quantitative information regarding exposure to risks arising from financial instruments. The new presentation standard requirements are relatively unchanged from the previous presentation requirements.

2. Acquisition of Greenbank Energy Ltd.

On September 28, 2007 the Company acquired a private company for cash and shares of the Company. The acquisition has been accounted for using the purchase method and the results of operations for the transaction are included in the financial statements as of the fourth quarter 2007.

The purchase price equation is as follows:

Property, plant and equipment	$28,127
Bank debt	(5,537)
Working capital deficiency	(330)
Asset retirement obligation	(761)
Future income tax asset	2,963
	$24,462
Consideration paid:	
Cash from private placement	$12,144
Common shares (3,143,167 issued)	11,818
Transaction costs funded by working capital	500
	$24,462

3. Property, Plant and Equipment

	September 30, 2008	December 31, 2007
Petroleum and gas properties	$191,725	$150,408
Other assets	1,436	1,354
	193,161	151,762
Accumulated depletion and depreciation	(56,986)	(36,871)
	$136,175	$114,891

At September 30, 2008, the depletable base for the petroleum and gas properties included $7,357 (December 31, 2007 - $14,404) of future development costs and excluded $15,278 (December 31, 2007 – $13,380) of unproved property costs.

During the nine months ended September 30, 2008, $1,192 (September 30, 2007 – $1,414) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

Goodwill of $5,748 was written off due to the application of a market based impairment test as at September 30, 2008. The Company does not have any impairment related to its property, plant and equipment.

4. Risk Management and Financial Instruments:

Commodity Price Risk:

Due to the volatile nature of commodity prices the Company is potentially exposed to adverse consequences if commodity prices decline. However, if commodity prices are hedged potential upside gains may also be forfeited. As of September 30, 2008 the Company did not have any commodity price contracts. A $1.00 per barrel change in the price the Company would have received for its oil and natural gas liquids production is estimated to result in a $92 change in third quarter 2008 net loss. A $0.25 per mcf change in the price the Company would have received for its gas production is estimated to result in a $127 change in third quarter 2008 net loss.

Foreign Currency Exchange Risk:

The Company is exposed to foreign currency fluctuations as crude oil and gas prices received are referenced in U.S. dollar denominated prices. As of September 30, 2008 the Company did not have any foreign currency exchange contracts in place. A $0.01 change in the Canadian US dollar exchange rate is estimated to result in a $156 change in third quarter 2008 net loss.

Credit Risk:

Substantially all of the accounts receivable are with customers, joint venture partners and oil and gas marketers and are subject to normal industry credit risks. Receivables from customers and joint venture partners are generally collected within one to three months. The Company attempts to mitigate this risk by entering into transactions with long-standing and reputable organizations and by obtaining partner approval of significant capital expenditures and payment of cash advances wherever possible. Further risk exists with joint venture partners as disagreements occasionally arise and may increase the potential for non-collection. Currently, there is no indication that amounts are non-collectable thus, an allowance has not been set up. Receivables related to oil and gas marketers are normally collected on the 25th day of the month following production. To mitigate the risk on these receivables the Company will predominately establish relationships with large marketers who have strong credit ratings and solid reputations. Historically, the Company has not experienced any issues in collecting from its oil and gas marketers. As at September 30, 2008 the Company's receivables consisted of $8,846 (December 31, 2007 - $4,132) from joint venture partners, $5,007 (December 31, 2007 - $3,228) from oil and gas marketers, and $859 (December 31, 2007 - $1,113) of other trade receivables.

Fair Value of Financial Instruments:

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of the financial assets and liabilities included in the balance sheet approximate their carrying amounts.

Interest Rate Risk:

The Company is exposed to interest rate risk to the extent that bank debt is at a floating or short term rate of interest. The Company does not have any financial or interest rate contracts in place as of September 30, 2008. A 1% change to the floating or short term interest rates is estimated to result in a $54 change in third quarter 2008 net loss.

5. Share Capital and Contributed Surplus

(a) Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value of which none have been issued.

(b) Common Shares issued:

	Number	Amount
Issued and outstanding on December 31, 2006	19,637,321	$57,326
Issued for flow-through shares (i)	10,007	42
Issued in private placement	2,998,623	12,144
Issued for property acquisitions	3,143,167	11,818
Issued for flow-through shares (ii)	88,524	270
Issued and outstanding on December 31, 2007	25,877,642	81,600
Future tax effect of flow-through share renouncements (ii)	-	(87)
Issued on exercise of stock options	13,334	59
Issued for flow-through shares (i)	8,867	39
Issued and outstanding on September 30, 2008	25,899,843	$81,611

(i) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company.

(ii) The Company issued flow-through shares to new management appointees. By February 29, 2008 all of the renouncements were made.

(c) Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average common shares outstanding for the following periods were:

- Three months ended September 30, 2008: 25,885,943 (September 30, 2007 - 19,781,824) and
- Nine months ended September 30, 2008: 25,880,429 (September 30, 2007 - 19,686,018).

In computing the diluted per share amount for the three and nine month periods ended September 30, 2008 the following shares were added to the weighted average number of common shares outstanding for the dilutive effect of employee stock options:

- Three months ended September 30, 2008: 269,000 (September 30, 2007 - 9,626) and
- Nine months ended September 30, 2008: 126,265 (September 30, 2007 - 3,367).

(d) Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at September 30, 2008.

	Number of Options	Weighted Average Exercise Price
December 31, 2006	1,767,277	$4.19
Granted	1,258,366	$2.79
Exercised	(82,485)[(1)]	$3.49
Forfeited	(286,890)	$4.23
Expired	(348,446)	$4.36
December 31, 2007	2,307,822	$3.42
Granted	326,532	$3.39
Exercised	(198,240)[(2)]	$3.26
Forfeited	(81,334)	$3.31
Expired	(359,915)	$4.60
September 30, 2008	1,994,865	$3.22

(1) Options were put back to the Company for the in-the-money gain.
(2) 184,906 options were put back to the Company for the in-the-money gain.

		Outstanding Options		Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$2.43 - $3.43	1,593,201	$2.85	2.1	121,052	$3.19
$3.81 - $5.11	401,664	$4.71	1.2	240,332	$4.83
	1,994,865	$3.22	1.9	361,384	$4.28

(e) Contributed Surplus:

	Nine months ended September 30, 2008	Year ended December 31, 2007
Opening balance	$2,521	$1,641
Stock based compensation expense	919	931
Transfer to share capital on exercise of options	(17)	-
Repurchase of stock options	(205)	(51)
Closing balance	$3,218	$2,521

6. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of 326,532 common share options granted during the nine months ended September 30, 2008 was estimated to be $512. The fair value of these common share options as at the grant date is determined using the Black-Scholes option pricing model with the following assumptions.

Risk free interest rate:	4.75% – 5.25%	Expected volatility:	65%
Expected life:	3 year average	Expected dividend yield:	0%

7. Bank Debt

The Company has a demand operating credit facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at September 30, 2008 is $51 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The next interim review for the facility is to be completed by February 29, 2009.

8. Asset Retirement Obligation

The asset retirement obligation results from net ownership interests in petroleum and gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at September 30, 2008 at approximately $7,713 (December 31, 2007 - $6,474). A credit adjusted risk free rate of 8% (September 30, 2007 – 8%) and an inflation rate of 1.5% (September 30, 2007 – 1.5%) were used to calculate the fair value of the asset retirement obligation. These obligations are expected to be incurred from the current year through to 2028 and are expected to be funded through general corporate funds at the time of retirement.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	Nine months ended September 30, 2008	Year ended December 31, 2007
Opening balance	$3,840	$2,094
Liabilities incurred/acquired during period	499	1,592
Accretion	189	154
Dispositions and change in estimate	(38)	-
Actual retirement expenditures	(90)	-
Closing balance	$4,400	$3,840

9. Income Taxes

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 30.0% (September 30, 2007: 32.50%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	Nine months ended Sept 30, 2008	Nine months ended Sept 30, 2007
Income before taxes	$8,450	$748
Statutory income tax rate	30.0%	32.5%
Expected income taxes	2,535	243
Add (deduct):		
Stock-based compensation	276	232
Goodwill impairment	1,724	-
Change in rate	(316)	(183)
Other	157	102
Future income taxes	$4,376	$394

10. Commitments

The Company has the following obligations with fixed terms:

	2008	2009	2010	2011	2012
Office lease premises	$207	$828	$828	$828	$552
Processing arrangements	$101	$360	$288	$238	$159

11. Capital Disclosures

In order to continue the Company's future exploration and development program, the Company must maintain a strong capital base. A strong capital base results in increased market confidence, an essential factor in maintain existing shareholders and in attracting new investors. The Company's commitment is to establish and maintain a strong capital base to enable the Company to access the equity and debt markets when deemed advisable. In order to maintain a strong capital base, the Company continually monitors the risk reward profile of its exploration and development projects and the economic indicators in the market including commodity prices, interest rates and foreign exchange rates. It then determines increases or decreases to its capital budget.

The Company considers shareholders equity, bank debt and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, through bank borrowings, that are based on reserves, and by building cash reserves by reducing its capital expenditure program. The components of the Company's capital base at September 30, 2008 and December 31, 2007 is presented below.

	September 30, 2008	December 31, 2007
Shareholders' equity	$90,876	$86,194
Bank debt	30,407	27,405
Working capital deficiency	4,496	1,667

The Company monitors its capital structure based primarily on its debt to annualized funds flow ratio. Debt includes bank debt plus or minus working capital. Annualized funds flow is calculated as funds flow from operations before changes in non-cash working capital from the Company's most recent quarter multiplied by four. The Company's strategy is to maintain this ratio at less than 1.5:1. This ratio may increase on a cyclical basis depending on the timing and nature of the Company's activities. To facilitate the management and control of this ratio, the Company prepares an annual operating and capital expenditure budget. The budget is updated when critical factors change. These factors include economic factors such as the state of equity markets, changes to commodity prices, interest rates and foreign exchange rates and non economic factors such as the Company's drilling results and its production profile. The Company's board of directors approves the budget and material changes thereto.

At September 30, 2008, the Company's debt to funds flow ratio was 0.6:1 compared to 0.6:1 at the end of the second quarter and 1.3:1 at the end of the first quarter of 2008. The ratio is generally higher at the end of the first and third quarters as they tend to be a high capital expenditure quarters (the first quarter due to winter access only operations and the third quarter due to post spring break-up activities). Whereas the second quarter is typically a low capital expenditure quarter due to spring break-up curtailing operations. The increased activity levels usually result in the Company carrying a higher debt load at the end of the first and third quarters, depending on actual commodity prices. The production additions from activities usually occur in the quarter following the operation and are expected to contribute to increase funds flow, subject to prevailing commodity prices.

The Company's share capital is not subject to external restrictions but the Company does have financial covenants in regards to its operating bank facility. The facility requires that the Company maintain a working capital ratio of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities. The Company would be considered in breach of its agreement if the working capital ratio was not maintained, unless consented to by the lender, in which case the bank may demand repayment of the loan.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380
or
Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

END